UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 1-34513

CENOVUS ENERGY INC.

4100, 225 6 Avenue S.W.

Calgary, Alberta, Canada T2P 1N2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐  Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibit 99.1 of this Form 6-K is hereby filed and incorporated by reference into the registrant’s Registration Statement on Form F-10 (File No. 333-275322).

DOCUMENTS TO BE FILED AS PART OF THIS FORM 6-K

99.1	Consent of Blake, Cassels & Graydon LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

CENOVUS ENERGY INC.
(Registrant)

Date: November 3, 2023	/s/ Amanda D. Pankiw
Name: Amanda D. Pankiw
Title: Assistant Corporate Secretary